

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2022

Michael Sonnenshein
Chief Executive Officer
Grayscale Zcash Trust (ZEC)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Zcash Trust (ZEC)**
> **Amendment No. 2 to**
> **Registration Statement on Form 10**
> **Filed August 16, 2022**
> **File No. 000-56433**

Dear Mr. Sonnenshein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

General

1.   We note your response to comment 1 that the "Zclassic Network was erroneously indicated to be a fork of the Zcash Network in the 'An Introduction to Horizen' document on the Trust's website and the Sponsor has corrected the error." The referenced document appears unchanged on your website, as does a report entitled "Horizen (ZEN) Investment Thesis," which includes the following statement: "The ZEN monetary base and supply schedule is practically the same as Zcash as the Horizen network was a fork of ZClassic, which in turn was a fork of Zcash." Please explain why the information on your website continues to be inconsistent with the information in your registration statement.

2.   Refer to your response to comment 2. We note that you will transact in ZEC, for example

selling ZEC to raise the funds needed for the payment of any Additional Trust Expenses. Please describe the procedures conducted by the Trust and Sponsor to determine, among other things, whether the counter-party in such transactions is not a sanctioned entity.

<u>Overview</u>
<u>The Trust and the Shares, page 4</u>

3.   Refer to your response to comment 3. Your revised disclosure on pages 6 and 39 that "[i]f the Sponsor determines that ZEC is a security under the federal securities laws . . ., the Sponsor . . . would either dissolve the Trust or potentially seek to operate the Trust in a manner that complies with the federal securities laws, including the Investment Company Act of 1940" appears to be inconsistent with your disclosure on page 114 that "the Sponsor would terminate the Trust if some or all of the digital assets held by such Trust were asserted, or ultimately determined, to be securities under the federal securities laws by the SEC or a federal court." Please revise for clarity and consistency.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Sonia Bednarowski at 202-551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance